UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87911B209

(CUSIP Number)

Roivant Sciences Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

+1 (441) 295-5950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87911B209	Page 2 of 5 Pages

1.	Name of reporting person Roivant Sciences Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Bermuda

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540 Shares (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.5% (see Item 5)
14.	Type of reporting person CO

CUSIP No. 87911B209	Page 3 of 5 Pages

1.	Name of reporting person Vivek Ramaswamy
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 62,415 Shares (see Item 5)
	8.	Shared voting power 16,013,540 Shares (see Item 5)
	9.	Sole dispositive power 62,415 Shares (see Item 5)
	10.	Shared dispositive power 16,013,540 Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,075,955 Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.6% (see Item 5)
14.	Type of reporting person IN

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on March 16, 2015 (the “Schedule 13D”). This Amendment No. 1 is being filed to report the decrease in beneficial ownership of the Reporting Persons solely due to an increase in the aggregate number of Common Shares outstanding following the issuance and sale of 7,500,000 Common Shares on March 25, 2015 by the Issuer in an underwritten public offering, and to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.	SECURITIES AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of the Issuer. The address of the Issuer’s principal executive offices is at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Effective July 31, 2015, the Issuer’s corporate name changed from Tekmira Pharmaceuticals Corporation to Arbutus Biopharma Corporation. Also effective July 31, 2015, the corporate name of the Issuer’s wholly owned subsidiary, OnCore Biopharma, Inc., changed to Arbutus Biopharma Inc.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding the following as the penultimate paragraph thereto:

On August 12, 2015, Vivek Ramaswamy received an option to purchase 7,500 Common Shares of the Issuer, exercisable at a price of $9.11 per share, in connection with his service on the Board. The Common Shares underlying the option were fully vested and immediately exercisable as of the date of grant.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	Aggregate number and percentage of Common Shares beneficially owned by Roivant as of the date hereof: 16,013,540 Common Shares (the “Roivant Shares”). Voting and dispositive decisions of Roivant require unanimous approval by the three directors of Roivant. Accordingly, Vivek Ramaswamy may be deemed to have the power to vote and dispose of the Roivant Shares. Vivek Ramaswamy disclaims beneficial ownership of the shares owned by Roivant, except to the extent of their pecuniary interest therein.

In addition to the Roivant Shares, Vivek Ramaswamy individually owns 54,915 Common Shares as of the date hereof and has the right to acquire 7,500 Common Shares issuable pursuant to a stock option exercisable within 60 days of the date hereof.

The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated for each Reporting Person based on an aggregate of 54,328,414 Common Shares issued and outstanding as of July 31, 2015 reported on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 7, 2015.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of the Common Shares during the last 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2015

Roivant Sciences Ltd.

By:	/s/ Marianne Romeo Dinsmore
Name: Marianne Romeo Dinsmore
Title: Authorized Signatory

Vivek Ramaswamy

/s/ Vivek Ramaswamy
Vivek Ramaswamy